

Hiren Desai · 2nd

CEO at 3H Group Inc

Chattanooga, Tennessee, United States · 500+ connections ·

Contact info

3H Group Hotels


The University of Tennesse
at Chattanooga

Experience

CEO
3H Group Hotels

Education



The University of Tennessee at Chattanooga
Bachelor of Science, Economics & Industrial Management
1988 – 1991

Seaford College
1983 – 1990

Skills & endorsements

Hospitality · 62

 Endorsed by **3 of Hiren's colleagues at 3H Group**

Hotels · 57

 Endorsed by **Rupesh Patel and 3 others who are highly skilled at this**

Hospitality Industry · 44

 Endorsed by **3 of Hiren's colleagues at 3H Group**

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Recommendations

Received (1)   Given (0)



Bhupesh Patel
CEO at B.N. Patel &
Associates
December 31, 2014, Hiren was
a client of Bhupesh's

I have known Hiren for many years and has found him to be a person that you can reply upon. His business acumen is excellent and is very much growth oriented. I admire his business strategies which has given him a great success.

